Cybin to Present at the H.C. Wainwright 1st Annual Mental Health Conference on June 27, 2022

TORONTO, CANADA – June 16, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM” is pleased to announce that Doug Drysdale, Cybin’s Chief Executive Officer, will participate in a fireside chat at the H.C. Wainwright 1st Annual Mental Health Conference being held at the Lotte New York Palace Hotel on June 27, 2022.
Mr. Drysdale’s fireside chat will be webcast live on Monday, June 27, 2022 at 10:30 a.m. ET. To listen to the event, please click here to access the webcast. The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page.
In addition, Mr. Drysdale will participate in a panel discussion titled “Navigating Depression: Current Understanding and Future Treatments” at 12:45 p.m. ET on June 27, 2022. A webcast link to access the panel discussion will also be available on the Company’s Events & Presentations page.
About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Investor & Media Contacts:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com – or – media@cybin.com